SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 7, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces changes to its board of directors

PARTNER COMMUNICATIONS ANNOUNCES
 CHANGES TO ITS BOARD OF DIRECTORS

ROSH HA'AYIN, Israel, April 7, 2022 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the following changes to its Board of Directors:

1.
The Company's Board of Directors approved on April 7, 2022, the appointment of Mr. Shlomo Rodav as a member to the Company's Board of Directors. In accordance with the Company's Articles of Association and applicable law, Mr. Rodav shall serve in office until the coming Annual General Meeting of shareholders of the Company.

Mr. Rodav served from 2020-2021 as the chairman of the Board of Directors of Yeinot Bitan Ltd. Prior to that he served from 2018-2020 as chairman of the Board of Directors of Bezek-the Israel Telecommunication Corp. Ltd. and prior to that he served as chairman and a board member of various public companies including Tnuva Ltd., Gilat Satellite Telecommunication Ltd. and as chairman of the Board of Directors of Partner in 2013. Mr. Rodav is an accounting and financial expert, and holds a BA in Economics from Tel-Aviv University and an MBA degree from Columbia University.

2.
The Company's Board of Directors approved on April 7, 2022, the appointment of Ms. Anat Cohen-Specht as a member to the Company's Board of Directors. In accordance with the Company's Articles of Association and applicable law, Ms. Cohen-Specht shall serve in office until the coming Annual General Meeting of shareholders of the Company.

The Company’s Audit Committee has determined on April 7, 2022 that Ms. Cohen Specht satisfies the conditions of an independent director under the Israeli Companies Law (“bilty taluy”).

Ms. Cohen Specht serves as an external director on the Board of Directors of the Israel Airports Authority and is managing partner at UrbaniPro, a global real estate investment company. Previously, she served from 2015-2017 as the CEO of Suny Cellular Communications Ltd. Ms. Cohen-Specht is an accounting and financial expert], and holds a B.A in the Humanities and Art History and an Executive M.B.A, both from Tel-Aviv University.

3.
The Company's Board of Directors approved on April 7, 2022, the appointment of Mr. Gideon Kadusi as a member to the Company's Board of Directors. In accordance with the Company's Articles of Association and applicable law, Mr. Kadusi shall serve in office until the coming Annual General Meeting of shareholders of the Company.

In addition, the Company’s Audit Committee has determined on April 7, 2022 that Mr. Kadusi satisfies the conditions of an independent director under the Israeli Companies Law (“bilty taluy”).

Mr. Kadusi has a consulting firm that provides consulting services to owners and CEOs of mid-size private companies since 2015. Prior to that he served from 2014 until 2015 as the Acting CEO of Medton-Hedim Ltd. Mr. Kadusi holds a B.Sc.T.E in Electricity and Electronics and an Executive M.B.A, both from Tel-Aviv University.

4.
The Company's Board of Directors approved on April 7, 2022, the appointment of Mr. Doron Steiger as a member to the Company's Board of Directors. In accordance with the Company's Articles of Association and applicable law, Mr. Steiger shall serve in office until the coming Annual General Meeting of shareholders of the Company.

Mr. Steiger serves as Active chairman for Kibbutz Revivim and CEO of Kerur Holdings Ltd. Mr. Steiger is a board member of public and private companies including Novolog Ltd., Jafora Tabori Ltd., Jafora Ltd., Ashdar Building Company Ltd., and Tapugan Industries Ltd.  Mr. Steiger is an accounting and financial expert, and holds a B.A in Economics and an M.B.A-Financing, both from Tel-Aviv University.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972 (54) 781 4951	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: April 7, 2022